FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 27, 2016

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

NATIONAL WESTMINSTER BANK Plc

Correction to dividends on Series C non-cumulative preference shares of US$25.00 for the three months to 16 April 2016 and the three months to 16 July 2016

27 June 2016

The previous announcements of the dividends on the Series C non-cumulative preference shares of US$25.00 for the three months to 16 April 2016 and the three months to 16 July 2016 (dated 25 February 2016 and 26 May 2016, respectively), each contained an incorrect dividend amount payable per share.

The Directors have since declared the revised dividends on the Series C non-cumulative preference shares of US$25.00 each for the three months to 16 April 2016 and for the three months to 16 July 2016 at the undernoted rate. The incremental dividend $0.053885 correcting the dividend of $0.48519 previously underpaid on 18 April 2016 and the dividend for the three months to 16 July 2016 will be paid on 18 July 2016 to holders on the register at the close of business on 11 March 2016 and 10 June 2016, respectively.

Dividend payable per share
Series C	US$0.539075

For further information, please contact:
-
RBS Investor Relations
Matthew Richardson
Head of Fixed Income Investor Relations
Tel: +44 (0)20 7678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 June 2016

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary